Exhibit 3   Policies and procedures adopted and implemented to prevent the misuse of material, nonpublic information

Rules for the Management of Confidential and other Information Related to Credit Rating Business

Article 1. *Purpose*

These Rules shall provide for the Japan Credit Rating Agency (hereafter referred to as "the Company") for the handling of confidential and other information obtained through credit rating operations.

Article 2. *Management Organization*

The head of the department/division (hereafter referred to as "the department") that possesses confidential and other information obtained in the course of credit rating business shall be the document manager responsible for managing such information (hereafter referred to as "the document manager")

2. The Chief compliance officer shall be the presiding document manager responsible for the management of confidential and other information obtained in the course of credit rating business.

Article 3. *Use of Information obtained through credit rating business*

Any information that is obtained through credit rating business shall be used only for the purpose deemed necessary for fair and accurate credit rating business. The company shall use the information for other purposes only when it is permitted by the Stakeholders.

Article 4. *Confidential Information and Confidential Documents*

Confidential information defined in these Rules shall mean business-sensitive information obtained through credit rating business. Confidential documents shall mean documents that contain confidential information. They include documents and so forth that are applicable to each item given below.

(i) Presentation documents and minutes of meetings of the Rating Criteria Committee and the Credit Rating Council convened at the request of the Rating Criteria Committee

(ii) Presentation documents and minutes of the Rating Committee and the Credit Rating Council convened at the request of the Rating Committee

(iii) Memos of interviews with Stakeholders, which are prepared by rating departments (excluding the SME Rating Division; hereafter the same)

(iv) Working memos prepared by rating departments for the purpose of analysis and evaluation in association with the credit rating

(v) Documents collected by rating departments from Stakeholders for the analysis and evaluation related to credit ratings

(vi) Documents obtained by rating departments, and contain information, the disclosure of which is prohibited by other Stakeholders or the Company

(vii) Memos of interviews with Stakeholders, prepared by departments other than rating departments

(viii) Internal administrative documents that describe credit rating schedule to be assigned or the results of unpublished credit ratings

(ix) Reports that describe the results of unpublished credit ratings or opinions associated with credit ratings

(x) Agreements or invoices associated with a credit rating

(xi) Electronic data containing any materials described in (i) through (x) above

Article 5. *Maintenance and Use of Confidential Information*

Confidential information shall not be disclosed to parties other than those entitled to access the information or those permitted to access the information in accordance with the provisions of Article 8 (except where permitted by confidentiality or nondisclosure agreements, or when required by law).

2. If it becomes necessary to disclose confidential information for operational purposes to parties other than those entitled to access the information or those permitted to access the information in accordance with the provisions of Article 8, the officers and employees shall report to the document manager and follow his instruction.

3. Confidential information shall be used only when necessary for fair and accurate credit rating business, or when the use of such information complies with the provisions of the confidentiality agreements concluded with the Stakeholders.

4. Officers and employees who hold confidential information about customers shall not trade securities or derivatives (limited to those associated with securities issued by the relevant customers or associated with the customers) issued by the relevant customers for the benefit of themselves or another person.

Article 6. *Designation and the Preparation of Confidential Documents*

The designation of confidential documents shall be made by the document manager. However, the designation of confidential documents (electronic data of documents described in (ii) through (vii) of Article 4 and relevant documents; hereafter the same) associated with individual credit ratings in a rating department shall, as a general rule, be carried out by Chief Responsible Rating Analysts (the rating analysts who primarily monitor on a daily basis the each credit status, and who carry out the analysis and evaluation necessary for assigning the credit rating). In this case, a general manager of the rating department that handles the assigning of the relevant credit ratings may order the change of the designation made by Chief Responsible Rating Analysts.

2. When designating confidential documents, the document manager shall determine the scope of parties entitled to access the documents.

3. Employees of a systems department may be entitled to access electronic data that include confidential documents held by other departments, and that are permitted to be stored in the systems managed by that department, to the extent deemed necessary to perform their duties.

4. The preparation of confidential documents shall be restricted to the minimum extent necessary.

5. The preparation of confidential documents shall be done by designated staff in accordance with the instructions of the document manager. However, preparation of confidential documents associated with individual credit ratings in a rating department shall be carried out by designated staff in accordance with the instructions of Chief Responsible Rating Analysts. Rating department staff shall not delegate their duties to others without the permission of a Chief Responsible Rating Analyst. When preparing confidential documents, the relevant staff shall use methods that prevent any leak of the details of the documents to unrelated parties.

Article 7. *Preparation and Distribution of Presentation Documents for the Rating Committees*

The rating analysts who are primarily in charge of a given project (Chief Responsible Rating Analysts in the cases of the Rating Committee, or the Credit Rating Council that is convened at the request of the Rating Committee, and Responsible Rating Analysts who are chiefly in charge of presentation documents associated with rating standards in the cases of the Rating Criteria Committee, or the Credit Rating Council that is convened by the request of the Rating Criteria Committee; hereafter "Relevant Responsible Chief Rating Analysts") shall be responsible for preparing the presentation documents for the Rating Criteria Committee, the Rating Committee and the Credit Rating Council (hereafter referred to as "the Rating Committees"). The presentation documents shall be distributed only to those persons expected to attend the Rating Committees. Moreover, when distributing the presentation documents for the Rating Committees, the documents shall be handed directly to the expected attendees. They shall not be given to third parties or left on the desks of expected attendees when the attendees are not immediately available.

Article 8. *Handling the information of Credit Ratings to be Publicized*

The Company shall provide or publicize credit rating without delay after the determination of such credit rating.

2. Credit ratings which have been finalized but have not been publicized yet (excluding those which have no plan to be publicized. Hereinafter, those which will be expected to be publicized are called as Credit Ratings to be Disclosed) must not be disclosed to

anyone other than the Stakeholders of the credit ratings to be publicized, their Agent and those who have the relationships such as defined in the next item and JCR found it necessary to disclose them, for the purpose of explaining the material factor for assigning a credit rating (hereinafter referred to as Related Credit Ratings) and are permitted by the Stakeholders to be disclosed them.

3. The relationship which is prescribed in the previous item is that the Stakeholders of the Credit Ratings to be Publicized and the Stakeholders of the Related Credit Ratings belong to the same corporate group, and the Credit Ratings to be Publicized would be a material factor for assigning the level of the Related Credit Ratings.

4. When the Company notifies to the Stakeholders and/or to their Agent of the determined credit rating to confirm if there is any misrepresentation of the facts related to material information that was used in the process of assigning the credit rating, Credit Ratings to be Publicized shall be in principle disclosed verbally or by sending the (draft) report of the determined credit rating or the opinion of the credit rating. The report shall be sent by e-mail unless in an emergency.

5. When, after the above process, it becomes necessary for procedural necessity to send to the Stakeholders and/or their Agent the information on Credit Ratings to be Publicized other than described above such as sending Credit Rating Notification Letter, it is necessary to get an approval of the responsible General Manager of the Rating Department or Compliance Officer. (If the responsible General Manager of the Rating Department is not available, General Manager of other Rating Department will suffice.) The documents shall be sent by e-mail unless in an emergency.

6. Information related to Credit Ratings to be Publicized shall be shared only with responsible credit rating analysts, attendants of rating committee or rating council for determining the credit rating concerned and those who use it only for the purpose deemed necessary for fair and accurate credit rating business (including preparation for publicizing the credit rating, compliance and other related purpose to publish the credit rating timely and properly) such as Responsible Members of credit ratings.

Article 9. *Establishment of Access Rights*

Excepting parties who are entitled to access confidential documents, confidential documents shall be accessed only with the approval of the document manager. Except for general managers of the relevant departments, Chief Responsible Rating Analysts, Responsible Rating Analysts (the rating analysts other than the Chief Responsible Rating Analysts who monitor on a daily basis the each credit status, and who carry out the analysis and evaluation necessary for assigning the credit rating, hereafter the same), and staff designated by the document manager, confidential documents associated with individual credit ratings in a rating department shall be accessed only with the approval of the document manager.

Article 10. *Storage of Confidential Documents*

  Unless necessary for operational purposes, confidential documents shall be kept in confidential files that are stored in designated cabinets with locks or carefully stored in the desks with locks of relevant staff (for confidential documents associated with a given project in a rating department, staff involved in the process of granting the credit ratings).

  2. The document manager, or officers/employees who has been appointed by the document manager, have responsibility for the keys to the cabinet (or to the Chief Responsible Rating Analyst for confidential documents associated with individual credit rating projects in a rating department). The cabinets shall be locked at all times when not in use, and their keys shall be stored in the designated place of storage. Individual staff shall appropriately maintain their desks and keys, and when leaving their offices, shall lock their desks without fail. The last person of respective department to leave the office each business day shall check that individual desks are locked, and compliance management division shall also regularly check that documents are properly stored under the supervision of the Chief Compliance Officer.

  3. When leaving the office, confidential documents shall be returned to their designated places. However, confidential documents that are prepared or distributed under the provisions set out in Article 11 may be stored and maintained in individuals' desks in accordance with the provisions set forth in Paragraph 1.

  4. Electronic data that contain confidential information shall be maintained in places accessible only to authorized persons, by introducing methods such as password management and access restrictions.

Article 11. *Taking out of Confidential Documents*

  When necessary for operational purposes, confidential documents shall be taken out of an office after obtaining the approval of the document manager.

Article 12. *Copying of Confidential Documents*

  1. Except for the presentation documents for the Rating Committees, copies of confidential documents shall not be made without the approval of the document manager. When copying the presentation documents for the Rating Committees, only the required number of copies shall be made.

  2. When making copies of confidential documents based on the preceding paragraph, the staff making copies shall record the number of copies made and the parties to whom the copies will be distributed, and shall take sufficient measures, such as assigning distribution numbers to the copies, when necessary.

Article 13. *Amendment and Cancellation of the Designation of Confidential Documents*

  If it becomes necessary to amend the designation of confidential documents, the document manager shall take the appropriate measures, including amendment and cancellation.

Article 14. *Disposal of Confidential Documents*

When disposing of confidential documents, the methods most likely to prevent leaks of confidential information shall be adopted. Such methods include the use of shredders, incineration, and dissolution. With respect to the presentation documents for the Rating Committees that are not required to be maintained, Relevant Responsible Chief Rating Analysts shall be responsible for shredding such documents immediately after the conclusion of The Rating Committees.

Article 15. *Post-Employment Confidentiality Obligation*

Directors and employees shall not divulge confidential information even after leaving the employ of the Company. Transactions that are prohibited by the provisions set out in Paragraph 4 of Article 5 shall continue to be prohibited even after employment. Directors and employees who are leaving the employ of the Company shall submit a letter pledging to observe the above obligations.

Article 16. *Incident Handling*

When a problem such as the loss of documents that contain confidential information or the leakage of confidential information occurs, or when it becomes apparent that such a problem may occur, officers and employees shall immediately report to the document manager in charge of the maintenance of such information.

2. The document manager receiving the report shall promptly report the problem to a presiding document manager and immediately examine measures to address the problem. The presiding document manager shall also investigate the causes of the problem and take action to prevent the problem from recurring.

3. The presiding document manager in question shall promptly take the necessary measures in accordance with the procedures set forth in internal reporting rules established separately.

Article 17. *Ancillary business and Other Business*

These Rules apply to the handling of information, secret, and other materials obtained through ancillary business and other business.

Supplementary Provisions

Enacted: November 1, 2002
Amended: April 28, 2005 (Effective as of May 31, 2005)



Amended: June 25, 2008
Amended: July 22, 2010 (Effective as of July 30, 2010)
Amended: March 26, 2012
Amended: May 30, 2012 (Effective as of June 22, 2012)
Amended: December 19, 2013 (Effective as of January 6, 2014)
Amended: July 17, 2018 (Effective as of July 17, 2018)